Exhibit 99.1

PAN AMERICAN SILVER and ORKO SILVER BEGIN
COMPREHENSIVE DRILLING AND DEVELOPMENT PROGRAM AT
“LA PRECIOSA”

Vancouver, British Columbia – June 22, 2009 – Pan American Silver Corp. (“Pan American”) (PAAS: NASDAQ; PAA: TSX) and Orko Silver Corp.  (“Orko”) (OK: TSX.V) are pleased to announce that this week they commenced  a comprehensive exploration and delineation drilling program at the La Preciosa silver project in Mexico.

The Companies expect to complete approximately 30,000 meters of drilling on the property between now and the end of December of this year.  The initial delineation drilling is specifically designed to upgrade Martha Vein inferred resources to measured and indicated status, while the exploration drilling will focus on several untested prominent vein structures within the joint venture property, that had been previously discovered by Orko.

Pan American, operator of the La Preciosa joint venture, plans to spend a total of US $5.7 million in 2009, to complete the drill programs, as well as to initiate other project development related activities, including advanced metallurgical testing.

Drilling activities will be carried out by Major Drilling S.A. de CV of Hermosillo.  The first rig is now drilling and a second rig is scheduled to commence drilling in the next 10 days.  Assay testing will be performed by SGS Mineral Services in Durango, Mexico.

Gary Cope, President and CEO of Orko said, “We are extremely pleased to resume drilling at La Preciosa.  Pan American and Orko have jointly developed a program to further delineate the Martha vein while testing for down dip and along strike extensions.  But, perhaps more exciting is that we also will begin drill testing several other vein targets that we know exist on the property and we look forward to regularly disclosing drill results, over the balance of the year.”

Geoff Burns, President and CEO of Pan American added, “We have assembled a project development team and put together an aggressive drilling program for La Preciosa for 2009.  We are set up, we are in the field working and I am extremely optimistic about the potential for a meaningful expansion of the resource base.”

On April 14th, 2009 Pan American and Orko jointly announced an agreement to create a joint venture to develop the La Preciosa silver project in Mexico.  The La Preciosa and adjacent mineral concessions of Santa Monica and San Juan cover 32,422 hectares of contiguous mining claims.  Orko had previously defined an indicated resource estimated at 10,637,000 tonnes grading 185 grams of silver per tonne and 0.27 grams of gold per tonne for a total of approximately 63,000,000 ounces of silver and 94,000 ounces of gold.  In addition, the property hosts an inferred resource estimated to comprise 12,087,000 tonnes, grading 185 grams of silver per tonne and 0.25 grams of gold per tonne, for a total of approximately 71,700,000 ounces of silver and 97,000 ounces of gold.

The Joint Venture partners have agreed to delay the completion of a Preliminary Economic Assessment until the 2009 drilling and metallurgical test program has been completed.  This will allow them to accumulate more extensive resource and metallurgical detailed data that will form the basis of the comprehensive Preliminary Economic Assessment.

George Cavey, P.Geo., Orko’s Vice-President, Exploration, is the Qualified Person who takes responsibility for the technical disclosure in this news release.

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company, and to achieve this by increasing its low cost silver production and its silver reserves.  The Company has eight operating silver mines in Mexico, Peru, Argentina and Bolivia.

About Orko Silver

Orko Silver Corp. is developing one of the world’s largest primary silver deposits, La Preciosa, located near the city of Durango, in the State of Durango, Mexico.

Information Contacts

Pan American Silver Corp. Kettina Cordero Coordinator, Investor Relations (604) 684-1175 info@panamericansilver.com www.panamericansilver.com	Orko Silver Corp. Gary Cope President (604) 684-4691 info@orkosilver.com www.orkosilver.com

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LEGISLATION. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS NEWS RELEASE, THE WORDS “ANTICIPATE”, “BELIEVE”, “ESTIMATE”, “EXPECT”, “INTEND”, “TARGET”, “PLAN”, “FORECAST”, “STRATEGIES”, “GOALS”, “OBJECTIVES”, “BUDGET”, “MAY”, “SCHEDULE” AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. SUCH FORWARD-LOOKING STATEMENTS AND INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS AS TO: THE TERMS AND CONDITIONS OF THE JOINT VENTURE, WHICH MAY BE AMENDED BY FUTURE NEGOTIATIONS BETWEEN PAN AMERICAN AND ORKO; STATEMENTS AS TO PAN AMERICAN’S FUTURE EXPENDITURES AND ACTIVITIES FOR THE BENEFIT OF THE JOINT VENTURE, WHICH ARE CONDITIONAL TO PAN AMERICAN MAINTAINING ITS INTEREST IN THE JOINT VENTURE; LA PRECIOSA ACHIEVING FUTURE PRODUCTION; VALUE CREATION AND GROWTH FOR PAN AMERICAN’S AND ORKO’S SHAREHOLDERS; DEFINITION OF A LARGER MINERAL RESOURCE AT LA PRECIOSA; AND TSX VENTURE EXCHANGE ACCEPTANCE OF THE PRIVATE PLACEMENT.  PAN AMERICAN AND ORKO DO NOT INTEND, AND DO NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH FORWARD-LOOKING STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

FORWARD-LOOKING STATEMENTS OR INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN, ORKO OR THEIR RESPECTIVE OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS.  SUCH FACTORS IN RELATION TO PAN AMERICAN INCLUDE, AMONG OTHERS:  FLUCTUATIONS IN THE SPOT AND FORWARD PRICE OF SILVER, GOLD, BASE METALS OR CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN THE CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL AND MEXICAN PESO VERSUS THE U.S. DOLLAR); CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS, REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, PERU, MEXICO, ARGENTINA, BOLIVIA, THE UNITED STATES OR OTHER COUNTRIES IN WHICH PAN AMERICAN MAY CARRY ON BUSINESS IN THE FUTURE; OPERATING OR TECHNICAL DIFFICULTIES IN CONNECTION WITH MINING OR DEVELOPMENT ACTIVITIES; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; BUSINESS OPPORTUNITIES THAT MAY BE PRESENTED TO, OR PURSUED BY PAN AMERICAN; PAN AMERICAN’S ABILITY TO SUCCESSFULLY INTEGRATE ACQUISITIONS; AND CHALLENGES TO PAN AMERICAN’S TITLE TO PROPERTIES; AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION “RISK RELATED TO PAN AMERICAN’S BUSINESS” CONTAINED IN PAN AMERICAN’S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  ALTHOUGH PAN AMERICAN AND ORKO HAVE ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS OR INFORMATION, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED.  THERE CAN BE NO ASSURANCE THAT ANY FORWARD-LOOKING STATEMENTS OR INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS OR INFORMATION.  ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS OR INFORMATION.